
05008604

JCDecaux

82-34631


SEC MAIL
RECEIVED
PROCESSING
MAY 27 2005
WASH. D.C.
198
SECTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Neuilly-sur-Seine, 23rd May 2005

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File ~~82-5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A press release dated 18th May 2005 in relation to the Antwerp Court discharging JCDecaux Belgium ;
- A notice inserted in the French "Bulletin des Annonces Légales Obligatoires" dated 23rd May 2005 indicating the number of voting rights being in existence during JCDecaux SA Shareholders' meeting of the 11th May 2005 ;
- A notice inserted in the French "Bulletin des Annonces Légales Obligatoires" dated 23rd May 2005 indicating that the Shareholders of JCDecaux SA definitely approved the 2004 financial statements during the 11th May 2005 meeting.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours,

PROCESSED
JUN 08 2005
THOMSON FINANCIAL

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

Press release dated 18th May 2005 in relation to the Antwerp Court discharging JCDecaux Belgium

JCDecaux

The Antwerp Court discharges JCDecaux Belgium

Out of Home Media

Paris, 18 May 2005 - JCDecaux SA (Euronext Paris: DEC) , the number one company in outdoor advertising in Europe, and the number two worldwide, announced that an investigation which had been opened in February 2003 into possible illegal actions by its Belgian subsidiary was concluded without any charge being brought. The investigation related to JCDecaux Belgium's street furniture contracts with the city of Antwerp.

On 18 May 2005, the Antwerp Court (Chambre du Conseil), at the request of the investigation authority (le Procureur du Roi), affirmed the dismissal of the matter with finality, thus fully exonerating the Belgium subsidiary of the JCDecaux Group.

Key Information on the Group

- *2004 revenues: €1,627.3 million ; Q1 2005 revenues : €379.7 million*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (311,000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (208,000 faces)*
- *N°1 in Europe for billboards (197,000 faces)*
- *716,000 advertising faces in 45 countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *7,500 employees*

Press Relations
Agathe Albertini
Tel : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

Notice inserted in the French "Bulletin des Annonces Légales Obligatoires" dated 23rd May 2005 indicating the number of voting rights being in existence during JCDecaux SA Shareholders' meeting of the 11th May 2005

AVIS DIVERS

LE CARBONE-LORRAINE

Société anonyme au capital de 27 511 154 €.
Siège social : Immeuble La Fayette, 2-3, place des Vosges, La Défense 5, 92400 Courbevoie.
572 060 333 R.C.S. Nanterre.

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, il est précisé que lors de l'assemblée générale mixte de la société ci-dessus désignée réunie le 12 mai 2005, le nombre total de droits de vote existant était de 13 755 577.

88847

CHRISTIAN DIOR

Société anonyme au capital de 363 454 096 €.
Siège social : 30, avenue Montaigne, Paris 75008.
582 110 987 R.C.S. Paris.

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, la société informe ses actionnaires qu'au 12 mai 2005, date à laquelle s'est tenue l'assemblée générale, le nombre total de droits de vote s'élevait à 194 738 104.

89001

FINAXA

Société anonyme au capital de 230 554 694,15 €.
Siège social : 23, avenue Matignon, 75008 Paris.
302 995 998 R.C.S. Paris.

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, il est précisé que lors de l'assemblée générale mixte de la société ci-dessus désignée, réunie le 10 mai 2005, le nombre total de droits de vote existant était 122 553 038.

88512

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 384 274,13 €.
Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine (France).
307 570 747 R.C.S. Nanterre.

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, il est précisé que lors de l'assemblée générale mixte de la société ci-dessus désignée, réunie le 11 mai 2005, le nombre total de droits de vote existant était de 221 794 025.

88809

LISI

Société anonyme au capital de 19 793 668 €.
Siège social : Tour Gamma « A », 193, rue de Bercy, 75012 Paris.
536 820 269 R.C.S. Paris.

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, il est précisé que lors de l'assemblée générale ordinaire de la société ci-dessus désignée, réunie le 10 mai 2005, le nombre total de droits de vote existant était de 16 162 713.

88520

LVMH MOET HENNESSY LOUIS VUITTON

Société anonyme au capital de 146 981 223 €.
Siège social : 22, avenue Montaigne, 75008 Paris.
775 670 417 R.C.S. Paris.

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, la société informe ses actionnaires qu'au 12 mai 2005, date à laquelle s'est tenue l'assemblée générale, le nombre total de droits de vote s'élevait à 689 390 918.

89071

SOCIETE DE LA TOUR EIFFEL

Société anonyme au capital de 121 836 960 €.
Siège social : 20-22, rue de la Ville-l'Evêque, 75008 Paris.
572 182 269 R.C.S. Paris.

DROITS DE VOTE

En application de l'article L. 233-8 du Code de commerce, la société informe ses actionnaires que le nombre total de droits de vote existant le 12 mai 2005, date de l'assemblée générale mixte, était de 2 538 270.

88981

Notice inserted in the French "Bulletin des Annonces Légales Obligatoires" dated 23rd May 2005 indicating that the Shareholders of JCDecaux SA definitely approved the 2004 financial statements during the 11th May 2005 meeting.

IMERYS

Société anonyme à conseil d'administration au capital de 126 900 040 €.
Siège social : 154, rue de l'Université, 75007 Paris.
562 008 151 R.C.S. Paris.

I. — Comptes sociaux au 31 décembre 2004 et attestation des commissaires aux comptes de la société Imerys sur ces comptes.

Les comptes sociaux au 31 décembre 2004 et l'attestation des commissaires aux comptes y afférente ont fait l'objet d'une publication au *Bulletin des Annonces légales obligatoires* du 29 avril 2005, pages 10306 à 10315. Ces comptes ont été approuvés par l'assemblée générale mixte des actionnaires du 3 mai 2005.

II. — Comptes consolidés au 31 décembre 2004 et attestation des commissaires aux comptes de la société Imerys sur ces comptes.

Les comptes consolidés au 31 décembre 2004 et l'attestation des commissaires aux comptes y afférente ont fait l'objet d'une publication au *Bulletin des Annonces légales obligatoires* du 29 avril 2005, pages 10315 à 10335. Ces comptes ont été approuvés par l'assemblée générale mixte des actionnaires du 3 mai 2005.

88985

SOCIETE CIVILE IMMOBILIERE PARIS SAINT-MICHEL

Société civile immobilière au capital de 31 946 250 €.
Siège social : 16, rue des Capucines, 75002 Paris.
344 296 710 R.C.S. Paris.

Les comptes annuels du 1er janvier 2004 au 31 décembre 2004, approuvés par l'assemblée générale ordinaire du 31 mars 2005, ont été publiés dans le journal d'annonces légales « Le Publicateur Légal » du 13 mai 2005.

88972

INTER EUROPE CONSEIL (I.E.C.)

Société anonyme au capital de 81 274 288 €.
Siège social : Paris, 29, boulevard Haussmann.
692 040 108 R.C.S. Paris (69 B 4010).

Situation périodique au 31 mars 2005.
(En euros.)

Actif	Montant
Caisse, banques centrales, C.C.P.	—
Effets publics et valeurs assimilées	—
Créances sur les établissements de crédit	1 945 385
Créances sur la clientèle	42 833
Obligations et autres titres à revenu fixe	30 889
Actions et autres titres à revenu variable	15
Participations et autres titres détenus à long terme	5 778
Parts dans les entreprises liées	—
Crédit-bail et location avec option d'achat	—
Location simple	—
Immobilisations incorporelles	7
Immobilisations corporelles	—
Capital souscrit non versé	—
Actions propres	—
Autres actifs	25
Comptes de régularisation	24
	2 024 955

Passif	Montant
Banques centrales, C.C.P.	—
Dettes envers les établissements de crédit	1 201 321
Opérations avec la clientèle	3 895
Dettes représentées par un titre	551 721
Autres passifs	6 440
Comptes de régularisation	12 251
Provisions pour risques et charges	229
Dettes subordonnées	—
Fonds pour risques bancaires généraux	—
Capitaux propres hors FRBG	249 098
Capital souscrit	81 274
Primes d'émission	114 691
Réserves	32 969
Ecart de réévaluation	—
Provision réglementée, subventions d'investissement	—
Report à nouveau	20 163
	2 024 955

Hors bilan	Montant
Engagements donnés :	
Engagements de financement	884 204 300
Engagements de garantie	271 419
Engagements sur titres	—
Engagements reçus :	
Engagements de financement	204 898 034
Engagements de garantie	—
Engagements sur titres	—

FILE 82-5247

88978

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 384 274,13 €.
Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine.
307 570 747 R.C.S. Nanterre.
Exercice social : du 1er janvier au 31 décembre.

I. — Approbation des comptes annuels.

Les comptes sociaux de l'exercice clos le 31 décembre 2004, le projet d'affectation du résultat et les comptes consolidés au 31 décembre 2004 publiés au *Bulletin des Annonces légales obligatoires* du 23 mars 2005, pages 3684 à 3706, ont été approuvés sans modification par l'assemblée générale mixte du 11 mai 2005.

II. — Attestations des commissaires aux comptes.

1°) Extrait du rapport général sur les comptes annuels. — « Nous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice. »

2°) Extrait du rapport sur les comptes consolidés. — « Nous certifions que les comptes consolidés sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation. »

Fait à Paris et à Neuilly, le 15 mars 2005.
Les commissaires aux comptes :

Barbier, Frinault & Autres — Ernst & Young — GILLES GALIPPE

Fiduciaire Revisunion — Mazars — CLAUDE CHEZAUD MICHEL ROSSE.

89009